FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC MAINTAINS QUARTERLY DIVIDEND AT US$0.12

PER SHARE

November 1, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that its Board of Directors has declared the company’s quarterly dividend of US$0.12 per common share, which is unchanged from the previous two quarters. The dividend represents an increased payout rate of future earnings, which are expected to be affected in the near term as the company’s licensees no longer accept bets from US players.

CryptoLogic has demonstrated a track record of strong revenue generation, consistent earnings and positive cash flow. The decision to increase the dividend payout rate reflects CryptoLogic’s ongoing confidence in its business.

The dividend will be paid on December 15, 2006 to shareholders of record as at December 8, 2006. The ex-dividend date will be December 6, 2006.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media only)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.